Exhibit 2.04

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of July 31, 2020 is by and among:

(a) Invicta Security CA Corporation, a Delaware corporation (“Buyer”);

(b) Invicta Services LLC, a Delaware limited liability company (“Invicta”);

(c) Boss Security Solutions, Inc., a Colorado corporation (“Boss”), Security Consultants Group, LLC, a Colorado limited liability company (“SCG”), Tan’s International LLC, a California limited liability company (“Tan LLC”); and Tan’s International Security, Inc., a California corporation (“Tan Security”, collectively with Boss, SCG and Tan LLC, the “Sellers” or individually a “Seller”); and

(d) Helix Technologies Inc., a Delaware corporation (“Helix”).

The Buyer, Sellers, Invicta and Helix are collectively referenced to as the “Parties,” and individually as “Party.” Certain capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Section 8.2 of this Agreement.

RECITAL

On the terms and subject to the conditions set forth in this Agreement, each Seller desires to sell to Buyer, and Buyer desires to purchase from such Person all of such Person’s right, title and interest in and to all assets and property, tangible and intangible, of every kind and description, used in, related to or necessary for the security guarding and protective guarding services business conducted by such Seller or any presently contemplated expansions or extensions thereof, including the rendering of, and planning for, services related to armed and unarmed guarding activities, non-electronic and non-digital building fortification, security best practices training and consulting, executive protection and security patrol services (collectively, the “Business”), on the terms and conditions set forth herein.

AGREEMENT

In consideration of the mutual promises and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

PURCHASE AND SALE OF THE ASSETS

Section 1.1. Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing, except as expressly set forth in Section 1.2, each Seller agrees to sell, transfer, assign and deliver to Buyer, free and clear of all Liens other than Permitted Liens, and Buyer agrees to purchase and assume from such Person, all of such Person’s right, title and interest in and to, all assets and property, tangible and intangible, of every kind and description, used in, related to or necessary for the operation of the Business, including:

(a) Tangible Personal Property. All furniture and equipment (including all computers) and other tangible personal property except those listed in Schedule 1.2(g);

(b) Contracts. All rights under the Contracts set forth on Schedule 1.1(b) (the “Assumed Contracts”);

(c) Prepaid Assets. All deposits, prepaid assets and prepaid expenses except those listed on Schedule 1.2(g).;

(d) Proprietary Rights. All Intellectual Property, and the exclusive right to display, prepare, reproduce, create derivative works based on, and operate (as applicable), and the exclusive right to display, prepare, reproduce, create derivative works based on, and operate (as applicable) all of the foregoing, except those listed on Schedule 1.2(g);

(e) Business Information. All customer information, distributor information, vendor information, sales or leasing representative information, sales or leasing contact management information (from both employees and contract agents);

(f) Books and Records. A copy of all books and records concerning the Business, including all records, files, papers, plans, data, sales, leasing and purchase correspondence, accounting records, financial records and related information, in whatever form;

(g) Licenses, Permits and Approvals. All rights of Seller or any of its Subsidiaries in and to any Permits, including those set forth on Schedule 3.15(a), to the extent assignable;

(h) Accounts Receivable. All rights with respect to accounts receivable except for the accounts receivable in the name of MMJ America listed on Schedule 1.2(g);

(i) Certain Rights. All rights under or with respect to any rebates, payments or rights that relate to Assumed Liabilities;

(j) Goodwill. All of the goodwill and other intangible assets of the Business; and

All of the assets and property of Sellers to be transferred hereunder are referred to herein as the “Assets.” To the extent any assets, property, proprietary rights or intellectual property owned by Helix or any Affiliate of a Seller or Helix are necessary to the continued conduct of the Business, they shall be included within the defined term “Assets” if they would have been so included had they been owned by any Seller or Helix, and such Seller and Helix shall, and shall cause any Affiliate thereof to, convey such assets, property, proprietary rights and intellectual property to Buyer at the Closing free and clear of all Liens other than Permitted Liens for no additional consideration.

Section 1.2. Excluded Assets. Sellers shall not sell, convey, assign, or transfer to Buyer the following assets (the “Excluded Assets”):

(a) Rights under this Agreement. All of Sellers’ rights under this Agreement or any Transaction Document, including the consideration paid to Sellers pursuant to this Agreement;

(b) Cash. All Cash, bank accounts, certificates of deposit, or instruments;

(c) Tax Refunds. All Tax refunds or credits of any kind due to Sellers for the current and prior Tax years, and all Tax papers, worksheets, audit work papers, and similar items;

(d) Minute Books. All minute books, stock ledgers and similar corporate documents belonging to Seller;

(e) Tax Assets. Any income Tax assets of Sellers as of the Closing Date;

(f) Employee Benefit Plans. All Employee Benefit Plans and any assets related thereto; and

(g) Other Assets. Each of the other assets set forth on Schedule 1.2(g).

Section 1.3. Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer will not assume any Liabilities other than (the “Assumed Liabilities”): (a) Sellers’ current trade accounts payable and current accrued expenses, in each case, to the extent (and only to the extent) such items are set forth on Schedule 1.3(a), and (b) obligations of Sellers arising after the Closing Date under the Assumed Contracts, other than any Liability relating to or arising from any breach on or prior to the Closing Date, or any event, circumstance or condition first occurring or existing on or prior to the Closing Date that with notice, lapse of time or both would constitute or result in a breach, by Sellers of any of their respective obligations thereunder (“Pre-Closing Breaches”).

Section 1.4. Excluded Liabilities. Notwithstanding anything to the contrary contained in this Agreement or any Transaction Document and regardless of whether such Liability is disclosed in the Schedules or otherwise, except as expressly set forth in Section 1.3, Buyer will not assume or in any way be responsible for any Liabilities of Sellers or the Business (the “Excluded Liabilities”), including any (a) Indebtedness or Seller Transaction Expenses, (b) Liability owed by Sellers to any Related Party, (c) Liability related to or arising out of the Excluded Assets, (d) any Seller Taxes, (e) any Liability relating to Sellers’ employment or termination of any employee or other service provider and any Liability relating to any Employee Benefit Plan, or (f) Liability related to or arising out of the operation of the Business or the ownership of its assets on or prior to the Closing Date (including any Pre-Closing Breaches, products Liability for death, bodily injury, property damage and other losses arising from or related to any business operations prior to the Closing Date (including, without limitation, the matters referenced in that certain letter dated January 7, 2020, from Michael P. Kane to Grant Whitus regarding a shooting at STEM School Highlands Ranch on May 7, 2019 (the “STEM Matter”) or the PPP Loans), any pending or threatened Proceeding (including the Pending Litigation and any other matter that is or should have been set forth on Schedule 3.13(a)) and any attorneys’ fees, court costs or other expenses associated therewith, any severance and pension obligations, any employee bonuses (including both annual bonuses and stay or change of control bonuses or incentives, any obligations under stock, phantom stock option or deferred compensation plans and/or any obligations arising out of the failure to properly classify any individuals performing services in connection with the Business as exempt or non-exempt employees or as independent contractors or employees).

Section 1.5. Withholding. Notwithstanding anything in this Agreement to the contrary, Buyer or its designees shall be entitled to withhold and deduct from any amounts payable pursuant to this Agreement such amounts required under any applicable Tax Law to be deducted or withheld. To the extent that amounts are so deducted or withheld such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE 2

CONSIDERATION AND MANNER OF PAYMENT

Section 2.1. Purchase Price.

(a) The aggregate consideration for the Assets and the rights and benefits conferred herein (the “Purchase Price”) shall be (i) $1,750,000 (the “Base Purchase Price”), and (ii) the assumption of the Assumed Liabilities.

Section 2.2. Payment on the Closing Date. At the Closing:

(a) Buyer shall pay to the applicable obligees of Sellers, on behalf of such Sellers and for their respective account, the amount of any Indebtedness and Seller Transaction Expenses set forth on a schedule to be delivered by the Representative to Buyer not less than three (3) days prior to the Closing Date that reflects the amounts set forth in the Payoff Letters (the “Seller Obligation Schedule”).

(b) As collateral for Sellers’ indemnification obligations pursuant to Article 5 herein, an amount equal to $600,000 (the “Holdback Amount”) shall be held back by Buyer pursuant to Section 2.3.

(c) Buyer shall deliver, by wire transfer of immediately available funds to an account or accounts specified by Sellers in writing, an amount equal to (i) the Base Purchase Price, minus (ii) the amount of any Indebtedness and Seller Transaction Expenses set forth on the Seller Obligation Schedule, minus (iii) the Holdback Amount.

Section 2.3. Holdback Payment.

(a) Within three (3) business days after the date on which Sellers and Helix have finally and fully resolved the Pending Litigation and paid in full all liabilities associated therewith including the attorneys’ fees, court costs or other expenses related thereto (collectively, the “Full Resolution”), Buyer shall pay to Sellers, by wire transfer of immediately available funds, to an account or accounts specified by Sellers in writing, an amount equal to $200,000 of the Holdback Amount, minus the sum of (A) any amounts which have been then set off against indemnification obligations of Sellers and Helix pursuant to Section 5.8, and (B) any amounts against which indemnification claims have been made under Article 5, but which have not been resolved as of such date (collectively, the “Pending Claims”); and

(b) On the date that is six (6) months following the Closing Date, Buyer shall pay to Sellers, by wire transfer of immediately available funds, to an account or accounts specified by Sellers in writing, an amount equal to $200,000 of the Holdback Amount, minus the sum of (A) any amounts which have been then set off against indemnification obligations of Sellers and Helix pursuant to Section 5.8, and (B) the Pending Claims; provided, however, that if a Full Resolution has not been achieved as of such date that is six (6) months following the Closing Date, Buyer shall pay to the Sellers, in the manner provided for herein, an amount equal to $150,000 of the Holdback Amount, minus the sum of (A) any amounts which have been then set off against indemnification obligations of Sellers and Helix pursuant to Section 5.8, and (B) the Pending Claims, and the remaining $50,000 of the Holdback Amount with respect to such $200,000 contemplated by this clause (b) shall be paid concurrently with and in accordance with the provisions of Section 2.3(a) above.

(c) On the one (1) year anniversary of the Closing Date (the “Release Date”), Buyer shall pay to Sellers, by wire transfer of immediately available funds, to an account or accounts specified by Sellers in writing, an amount equal to $200,000 of the Holdback Amount, minus the sum of (A) any amounts which have been then set off against indemnification obligations of Sellers and Helix pursuant to Section 5.8, and (B) any amounts against which Pending Claims have been made under Article 5; provided, however, that in no event shall any such payment amount be less than $0; provided, further, that, if a Full Resolution has not been achieved as of such one (1) year anniversary, Buyer shall pay to the Sellers, in the manner provided for herein, an amount equal to $150,000 of the Holdback Amount, minus the sum of (A) any amounts which have been then set off against indemnification obligations of Sellers and Helix pursuant to Section 5.8, and (B) the Pending Claims, and the remaining $50,000 of the Holdback Amount with respect to such $200,000 contemplated by this clause (c) shall be paid concurrently with and in accordance with the provisions of Section 2.3(a) above.

Upon the resolution of any Pending Claim after the Release Date, the set off of any amounts due by Seller under Section 5.8 in connection therewith, Buyer shall pay to Sellers, by wire transfer of immediately available funds to an account or accounts specified by Sellers in writing, the remainder of the Holdback Amount, if any, less all amounts still being reserved at such time for any unresolved Pending Claims.

Section 2.4. Purchase Price Allocation. Buyer and Sellers agree to allocate the Purchase Price (along with all other items of consideration for income Tax purposes and including any adjustment thereto) among the Assets and the covenants set forth in Section 7.1 in accordance with Section 1060 of the Code and the principles set forth on the allocation schedule attached hereto as Schedule 2.4 for all U.S. federal, state and local income Tax purposes (the “Allocation”). No later than one hundred twenty (120) days following the Closing Date, Buyer shall prepare the Allocation of the Purchase Price in accordance with Schedule 2.4, which Allocation shall be binding upon Buyer and Sellers for all U.S. federal, state and local income Tax purposes. Buyer and Sellers shall timely and properly report (including, but not limited to the preparation of Internal Revenue Service Form 8594) for income Tax purposes (and shall defend in any Tax audit or contest) the sale of the Assets in a manner consistent with the Allocation. In the case of any subsequent adjustment to the Purchase Price or any other relevant item of consideration requiring an amendment to the Allocation, Buyer shall prepare an amended Allocation taking into account such adjustment to the Purchase Price or any other relevant item of consideration, and Buyer and Sellers shall file any required Tax forms consistent with such amended Allocation. Seller shall timely deliver all such documents and other information as Buyer may reasonably request in order to prepare the Allocation.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each of the Sellers hereby represents and warrants to Buyer and Invicta as of the Closing as follows:

Section 3.1. Organization; Good Standing. Each of the Sellers is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, and has all requisite power and authority to own, lease and operate its assets, properties and business and to carry on its business as now being conducted. Each of the Sellers is duly qualified or otherwise authorized as a foreign entity to transact business in each jurisdiction listed on Schedule 3.1, which are all of the jurisdictions in which the nature of the Business or the location of the Assets requires a Seller to so qualify, except where the failure to qualify or otherwise be authorized in any particular jurisdiction would not result in a Material Adverse Effect. Complete and correct copies of the organizational documents of the Sellers and all amendments thereto to date have been delivered to Buyer.

Section 3.2. Authorization. Each of the Seller has full right, power, capacity and authority to execute and deliver this Agreement and each of the Transaction Documents to be executed and delivered thereby, to consummate the transactions contemplated hereby and thereby and to comply with the terms, conditions and provisions hereof and thereof. The execution, delivery and performance by each of the Sellers of this Agreement and each of the Transaction Documents to which it is a party have been duly and properly authorized by all requisite entity action in accordance with applicable Law and with the organizational documents of such Seller. This Agreement and each of the Transaction Documents to which a Seller is a party have been duly executed and delivered by such Seller and constitute the legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors rights generally, and general principles of equity (regardless of whether such enforceability is considered in a Proceeding in law or equity).

Section 3.3. Capitalization. Except as otherwise set forth on Schedule 3.3, Helix owns, directly or indirectly, one hundred percent (100%) of the issued and outstanding equity securities of each Seller.

Section 3.4. Consents and Approvals. Except as set forth on Schedule 3.4, no consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Authority or other Person is required to be made or obtained in connection with the authorization, execution, delivery and performance by Seller of this Agreement and the Transaction Documents, or the consummation of the transactions contemplated hereby and thereby.

Section 3.5. No Violation. Except as set forth on Schedule 3.5, the execution, delivery and performance by each Seller of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby will not:

(a) result in the breach of any of the terms or conditions of, or constitute (with or without notice or lapse of time or both) a default under or an event which would give rise to any right of notice, modification, acceleration, payment, cancellation or termination under, or in any manner release any party thereto from any obligation under, or otherwise affect any rights of Seller under any contract, agreement, license, commitment, obligation or other understanding, in any case whether written or oral;

(b)	violate or conflict with any Law;

(c)	violate any provision of the organizational documents of Seller; or

(d)	result in the creation or imposition of any Lien upon any Asset.

Section 3.6. No Brokers or Finders. Except for Security ProAdvisors, neither Sellers nor any Affiliate of a Seller has retained any broker or finder, or made any statement or representation to any Person that would entitle such Person to, or agreed to pay, any broker’s, finder’s or similar fees or commissions in connection with the transactions contemplated by this Agreement.

Section 3.7. Financial Statements and Financial Data.

(a) Attached as Exhibit A are copies of the following financial statements (collectively, the “Financial Statements”):

(i) the balance sheet of each Seller as of December 31, 2018 and December 31, 2019 and the related income statement of operations for each of the years then ended; and

(ii) the unaudited balance sheet of each Seller as of May 31, 2020 (such date, the “Balance Sheet Date”, and such balance sheet, the “Balance Sheet”), and the related income statement of operations for the five (5) months then ended.

(b) The Financial Statements (including the notes thereto) (i) have except as set forth on Schedule 3.7(b)(i) been prepared in accordance with GAAP consistently applied throughout the periods covered thereby, except that the interim Financial Statements are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes required by GAAP, (ii) present fairly the assets, liabilities and financial condition of each Seller as of such dates and the results of operations of each Seller for such periods, and (iii) are correct and complete in all material respects, and are consistent with the books and records of each Seller (which books and records are correct and complete in all material respects).

(c) All notes and accounts receivable of each Seller are reflected properly on their books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible subject to the reserve for bad debts set forth on the Balance Sheet as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of each Seller. The accounts payable and accruals of each Seller have arisen in bona fide arm’s-length transactions in the ordinary course of business, and each Seller has been paying its accounts payable as and when due.

Section 3.8. Absence of Undisclosed Liabilities. Each Seller has no material Liabilities, except (a) as and to the extent clearly and accurately reflected and accrued for or reserved against in the Balance Sheet; (b) Liabilities which have arisen after the date of the Balance Sheet in the ordinary course of business consistent with past practice (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Law); (c) executory obligations under a Contract (other than liabilities relating to any breach, or any fact or circumstance that, with notice, lapse of time or both, would result in a breach, thereof by a Seller); and (d) Liabilities specifically set forth on Schedule 3.8.

Section 3.9. Absence of Changes or Events. Since December 31, 2019 (the “Reference Date”), there has not been any one or more related or unrelated changes, events, developments or circumstances which, individually or in the aggregate, have had, or could reasonably be expected to have, an effect that is materially adverse to the business, assets, liabilities, condition (financial or otherwise), operations or results of operations, prospects, cash flows or employee, client or customer relations of any Seller. Except as disclosed in the applicable subsection of Schedule 3.9, since the Reference Date, Sellers have conducted the Business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, except as disclosed in the applicable subsection of Schedule 3.9, since Reference Date, there has not been with respect to the Business:

(a) any sale, lease, transfer or other disposition of, or any mortgage or pledge, or imposition of any Lien on, any of the Assets, except for inventory and immaterial amounts of personal property sold or otherwise disposed of for fair value in the ordinary course of business consistent with past practice;

(b) any write-off as uncollectible of any notes or accounts receivable or other cash obligations owed to a Seller;

(c) any Liens imposed on any of the Assets or any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Business, the Assets or a Seller;

(d) any entry into, amendment or modification of, or any affirmative action to terminate, any Contract;

(e) any transfer, assignment or grant of any license or sublicense of any rights under or with respect to any Intellectual Property;

(f) any hiring, termination, change in the compensation or benefits of or other change in employment terms of any non-billable employee of the Business (including any non-billable employee set forth, or that should have been set forth, on Schedule 3.21);

(g) any change by a Seller in its method of accounting or accounting practice, or any failure by Seller to maintain its books, accounts and records in the ordinary course of business consistent with past practices;

(h) any other material occurrence, event, incident, action, failure to act, or transaction outside of the ordinary course of the operation and conduct of the Business; or

(i) any agreement, understanding or commitment by a Seller to do any of the foregoing.

Section 3.10. Assets.

(a) Sellers own good and marketable title to all of the Assets, free and clear of any and all Liens, other than Permitted Liens and except as set forth in Schedule 3.10(a). Helix does not own any right, title or interest in or to any of the Assets. The Assets are sufficient to enable the Business to be conducted by Buyer immediately after the Closing in the same manner as the Business has been conducted prior to the Closing without violating, misappropriating or conflicting with any rights of, or obligations owed to, any Person under contract, Law or otherwise. All items of tangible personal property included in the Assets are in good operating condition and repair, ordinary wear and tear excepted, and are suitable for the purposes for which they are presently being used.

(b) Schedule 3.10(b) sets forth a complete list, including an address of each leasehold or subleasehold estate or other right to use or occupy any interest in real property held by a Seller (“Leased Real Property”) and the Real Property Leases (including all amendments, guaranties and other agreements with respect thereto) relating to each such Leased Real Property. With respect to each Leased Real Property, (i) Seller has not subleased, licensed or otherwise granted any person the right to use or occupy any Leased Real Property or any portion thereof and (ii) there are no special, general or other assessments pending against Seller or affecting any Leased Real Property that would be payable by the lessee thereof. The Leased Real Property comprises all of the real property that is used in or otherwise related to the Business. The Leased Real Property is in good condition and repair and is sufficient for the operation of the Business as currently conducted and intended to be conducted.

Section 3.11. Proprietary Rights.

(a) Schedule 3.11(a) contains a complete and accurate description and list of all (i) patented or registered Intellectual Property owned or held by Seller that is used in, related to or necessary for the operation of the Business, (ii) pending patent applications and applications for other registrations of Intellectual Property that is used in, related to or necessary for the operation of the Business filed by or on behalf of Sellers, and (iii) any unregistered Intellectual Property that is material to the conduct of Business (indicating for each of (i) and (ii) the applicable jurisdiction, registration number or application number and date issued or, if not issued, dated filed).

(b) Schedule 3.11(b)(i) contains a complete list of all Intellectual Property licensed to Seller that is used in, related to or necessary for the operation of the Business (excluding generally commercially available, off the shelf software programs licensed pursuant to shrink-wrap or “click to accept” agreements with a replacement cost and/or annual license fee of less than $5,000) and any license or other agreement relating thereto. Schedule 3.11(b)(ii) contains a complete list of all Intellectual Property that is licensed by a Seller to any Person.

(c) The Sellers own and possess all right, title and interest to, or has the right to use pursuant to a valid and enforceable license set forth on Schedule 3.11(b)(i), all Intellectual Property that is used in, related to or necessary for the operation of the Business, free and clear of all Liens (the “Business Intellectual Property”). None of the owned Business Intellectual Property is invalid or unenforceable in whole or in part. No loss or expiration of any of the Business Intellectual Property is pending or, to the Knowledge of Seller, threatened, except for patents expiring at the end of their statutory term. Seller has taken all customary action, performed all customary acts and paid all fees and Taxes (to the extent applicable) necessary to protect and maintain in full force and effect the Business Intellectual Property.

(d) Except as set forth on Schedule 3.11(d), (i) there have been no claims made against a Seller asserting the invalidity, misuse or unenforceability of any of the Intellectual Property owned or used by a Seller in connection with the Business and, to the Knowledge of Sellers, there is no basis for any such claim, (ii) a Seller has not received any notices of, and to the Knowledge of Sellers, there are no facts which indicate a likelihood of, any infringement or misappropriation by, or conflict with, a Seller or any other Person with respect to any Intellectual Property (including any cease-and-desist letters or demands or offers to license any Intellectual Property from any other Person), (iii) the conduct of the Business has not infringed, misappropriated, violated or conflicted with any Intellectual Property of any other Person, and (iv) to the Knowledge of Sellers, the Intellectual Property owned by or licensed to a Seller that is used in, related to or necessary for the operation of the Business have not been infringed, misappropriated, violated or conflicted by any other Person.

Section 3.12. Contracts.

(a) Schedule 3.12(a) is a correct and complete list of all Contracts of Sellers including (by reference to the applicable subsection hereof) (i) all Contracts with any customer or supplier of the Business, (ii) all Contracts that require a Seller to pay, or entitle a Seller to receive, or could result in Liabilities of a Seller, in the amount of, in the aggregate, $25,000 or more during any twelve (12)-month period, (iii) all Contracts that restrict Sellers from competing with or engaging in any business activity anywhere in the world or soliciting for employment, hiring or employing any Person, (iv) all Contracts with respect to Indebtedness, (v) all Contracts whereby a Seller leases, subleases, licenses, or otherwise holds any rights to use or occupy any interest in real property (the “Real Property Leases”), (vi) all Contracts that are related to the license, lease or other authorization to use or distribute any Intellectual Property, other than generally commercially available, off the shelf software programs licensed pursuant to shrink-wrap or “click to accept” agreements with a replacement cost and/or annual license fee of less than $5,000, (vii) all Contracts with any Governmental Authority (and to the extent such Contract involves a small business “set aside” or benefits, rights or obligations as a result of status as a “veteran owned” business, the same shall be described on Schedule 3.12(a)), (viii) all Contracts concerning joint venture or partnership agreements, or the sharing of profits, (ix) all Contracts with respect to the employment of any individual on a full-time, part-time, consulting, or other basis or providing severance benefits, (x) all Contracts evidencing any Related Party Transaction, (xi) all Contracts that contain any fixed or indexed pricing, “most-favored nation” pricing or similar pricing terms or provisions regarding minimum volumes, volume discounts, or rebates, (xii) all Contracts that contain market development funds or rebates and (xiii) all Contracts not made in the ordinary course of business consistent with past practice or that are otherwise material to the Business. Correct and complete copies of the Contracts listed on Schedule 3.12(a), together with all modifications and amendments thereto, have previously been delivered to Buyer.

(b) Except as set forth on Schedule 3.12(b), Sellers are not in default, nor has any event occurred which with the giving of notice or the passage of time or both would constitute a default by a Seller of, or which would give rise to any right of notice, modification, acceleration, payment, cancellation or termination of or by another party under, or in any manner release any party thereto from any Liability under, any Contract and, to the Knowledge of Sellers, no other party is in default, and no event has occurred which with the giving of notice or the passage of time or both would constitute a default by any other party, or which would give rise to any right of notice, modification, acceleration, payment, cancellation or termination of or by Seller under, or in any manner release any party thereto from any Liability under, any Contract. Each of the Contracts is in full force and effect and is valid and enforceable in accordance with its terms. Sellers have not been notified by any counterparty to any Contract that such counterparty is terminating or intends to terminate such Contract.

Section 3.13. Litigation. Except for the Pending Litigation and as otherwise set forth on Schedule 3.13(a), there is no suit, action, proceeding, investigation, arbitration, mediation, audit or claim (collectively, “Proceedings”) pending or, to the Knowledge of Sellers, threatened against Seller. Schedule 3.13(b) sets forth any judgment, order or decree of any Governmental Authority to which Seller is subject.

Section 3.14. Compliance with Applicable Laws. Except as alleged in the Pending Litigation and as otherwise set forth on Schedule 3.14, Seller has complied with all Laws. Except as alleged in the Pending Litigation and as otherwise set forth on Schedule 3.14, Seller has not received notice during the past five (5) years of any violation of any Law.

Section 3.15. Licenses and Permits. All Permits necessary for the conduct, ownership, use, occupancy or operation of the Business or the Assets are set forth on Schedule 3.15(a). Except as set forth on Schedule 3.15(b), all such Permits are in full force and effect and Seller has held and complied with all such Permits. Except as set forth on Schedule 3.15(c), Sellers have not received notice during the past five (5) years of any violation of any such Permit. Complete and correct copies of such Permits have previously been delivered to Buyer.

Section 3.16. Health, Safety and Environment. Sellers have complied with all Environmental and Safety Requirements. Sellers have not been subject to, nor has any of them received any notice of, any private, administrative, or judicial action related to the presence or alleged presence of Hazardous Materials in, under, or upon or migrating to or from any real property currently or formerly owned, leased, or used by (a) a Seller or any of its predecessors, or (b) any Person that has, at any time, transported, treated, stored or disposed of Hazardous Material on behalf of Seller or any of its predecessors. There (i) are no present events, conditions, circumstances, activities, practices, incidents, or actions, and (ii) with respect to any period of time during which a Seller owned or occupied any real property used in the conduct of the Business, have been no past events, conditions, circumstances, activities, practices, incidents, or actions, and (iii) to the Knowledge of Sellers, with respect to any period of time during which a Seller did not own or occupy any real property used in the conduct of the Business, have been no past events, conditions, circumstances, activities, practices, incidents, or actions, that might be expected to interfere with or prevent continued compliance with any Environmental and Safety Requirements, give rise to any Liability, or otherwise form the basis of any Proceeding against or involving Sellers or any real property presently or previously owned or used by Sellers or any of their respective predecessors, or any off-site disposal or treatment site used by or on behalf of Sellers or any of their respective predecessors under any Environmental and Safety Requirements or related common law theories. Sellers have provided Buyer with true and complete copies of all environmental assessments, reports, manifests and environmental data in Sellers’ possession pertaining to Sellers, the Business, the Assets or any real property used at any time in the conduct of the Business.

Section 3.17. Taxes. All Taxes due and payable by any Seller been timely and properly paid in full (whether or not shown or required to be shown on any Tax Returns). Each Seller has timely and properly filed all U.S. federal, state, county, local and foreign Tax Returns that they are required to have filed, and such Tax Returns are true, complete and correct in all respects. Any deficiencies proposed as a result of any audits of any Seller by any Governmental Authority have been fully paid or finally settled, and there are no present disputes as to Taxes payable by Sellers. There are no unexpired waivers or extensions of any statute of limitations with respect to any Taxes of any Seller and Sellers are not party to any action or Proceedings by any Governmental Authority for the collection or assessment of Taxes against them. The Sellers have not received from any Governmental Authority any (i) written notice indicating an intent to open an audit or other review with respect to Taxes that relate to the Business, (ii) written request for information related to Tax matters that relate to the Business, (iii) written notice of deficiency or proposed adjustment for any amount of Tax that relate to the Business, or (iv) any ruling or binding agreement relating to Taxes that could impact the amount of Taxes due from Buyer or its Affiliates. No claim has ever been made by an authority in a jurisdiction where any Seller does not file Tax Returns that any Seller may be subject to taxation by that jurisdiction. Schedule 3.17 sets forth each jurisdiction in which any Seller is required to file Tax Returns or pay Taxes. There are no Liens on any of the Assets that arose in connection with any failure (or alleged failure) to pay any Tax. Sellers have timely and properly withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, stockholder, or other third party, and all Internal Revenue Service Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed. Sellers have consistently treated any workers that it treats as independent contractors (and any similarly situated workers) as “independent contractors” for purposes of Section 530 of the Revenue Act of 1978. No Seller has any liability for Taxes of another Person under Treasury Regulations Section 1.1502-6, as a transferee or successor, by contract, or otherwise. The aggregate unpaid Taxes of Sellers (i) did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet as of such date included in the Financial Statements and (ii) does not exceed that reserve as adjusted for the passage of time through the end of the Closing Date in accordance with the past custom and practice of Seller and its Subsidiaries in preparing its financial statements. No Seller has ever participated in any “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code or Treasury Regulations Section 1.6011-4(b)(1). None of the Sellers has requested or received a ruling from any Governmental Authority or signed any binding agreement with any Governmental Authority that might impact the amount of Tax due from Buyer or any of its Affiliates after the Closing Date. Sellers have timely and properly collected all sales, use, value-added, and similar Taxes required to be collected, and has remitted such amounts to the appropriate Governmental Authority. Sellers have collected and maintained all resale certificates, exemption certificates and other documentation supporting any claimed exemption or waiver of Taxes on sales or similar transactions as to which it would otherwise have been obligated to collect or withhold Taxes. None of the Assets are “Section 197(f)(9) intangibles” (as defined in Treasury Regulations Section 1.197-2(h)(1)(i) and assuming for this purpose that the transition period ends on August 10, 1993) or an interest in an entity for U.S. federal, state or local income Tax purposes. None of the transactions contemplated by this Agreement will subject any Seller to any Tax imposed pursuant to Section 1374 of the Code (or any corresponding or similar provision of state or local Law). The Sellers have not deferred the inclusion of any amounts in gross income pursuant to Internal Revenue Service Revenue Procedure 2004-34, Treasury Regulations Section 1.451-5, Sections 451(c), 455, 456 or 460 of the Code, as a deposit or pre-paid amount, or any corresponding or similar provision of state or local Law (irrespective of whether or not such deferral is elective). None of the Assets or Assumed Liabilities is a Tax allocation, Tax sharing, Tax distribution, Tax indemnification or Tax gross-up agreement or arrangement. None of the Sellers has deferred any obligation to pay Taxes pursuant to Section 2302 of the CARES Act.

Section 3.18. Transactions With Related Parties. No Related Party has any direct or indirect interest in (a) any material customer or supplier of the Business or (b) any assets or property used by the Business (including any Intellectual Property). Schedule 3.18(a) sets forth the parties to and the date, nature and amount of each Related Party Transaction since December 31, 2016 (other than salary or other compensation or benefits under Employee Benefit Plans paid or payable in the ordinary course of business consistent with past practice to employees in consideration for bona fide services performed by such employees). Except as set forth on Schedule 3.18(b), from and after the Closing Date, the Business and Buyer shall have no obligation to engage in any Related Party Transaction and shall not be bound by any contract, agreement, arrangement or commitment with respect to any Related Party Transaction.

Section 3.19. Key Relationships.

(a) Schedule 3.19(a)(i) contains a complete and correct list of (i) the seven (7) largest suppliers to the Business, taken as a whole, (excluding utilities) by the aggregate dollar value of purchases by the Business, taken as a whole, during each of the twelve (12) month period ended December 31, 2019 and the twelve

(12) month period ended May 31, 2020 (each a “Top Supplier”) and (ii) with respect to each Top Supplier such aggregate dollar value of purchases. Since December 31, 2019, except as set forth in Schedule 3.19(a)(ii), no Top Supplier has terminated or adversely modified the amount, pricing, frequency or terms of the business such Top Supplier conducts with the Business. Sellers have not received any notice, nor do Sellers have any Knowledge, that any Top Supplier will or could reasonably be expected to terminate or adversely modify the amount, pricing, frequency or terms of the business such Top Supplier conducts with the Business. There is no material dispute pending with any Top Supplier, nor do Sellers have any Knowledge of a reasonable basis for such dispute.

(b) Schedule 3.19(b)(i) contains a complete and correct list of (i) the fifteen (15) largest customers (consolidating into a single customer all affiliated customers) of the Business, taken as a whole, by the aggregate dollar value of sales by the Business, taken as a whole, during each of the twelve (12) month period ended December 31, 2019 and the twelve (12) month period ended May 31, 2020 (each a “Top Customer”) and (ii) with respect to each Top Customer, (A) the aggregate dollar value of such sales, and (B) the estimated gross profits associated with such sales. Since December 31, 2019, except as set forth on Schedule 3.19(b)(ii), no Top Customer has terminated or adversely modified the amount, pricing, frequency or terms of the business such Top Customer conducts with the Business. Sellers have not received any notice, nor do Sellers have any Knowledge, that any such Top Customer will or could reasonably be expected to terminate or adversely modify the amount, pricing, frequency or terms of the business such Top Customer conducts with the Business. There is no material dispute pending with any Top Customer, nor does any Seller have any Knowledge of a reasonable basis for such dispute.

Section 3.20. Employee Benefit Plans. Except as set forth on Schedule 3.20, neither the Sellers nor any ERISA Affiliate have ever maintained, sponsored, adopted, made contributions to or obligated itself to make contributions to or to pay any benefits or grant rights under or with respect to, or has any other Liability with respect to, any “Employee Pension Benefit Plan” (as defined in Section 3(2) of ERISA), “Employee Welfare Benefit Plan” (as defined in Section 3(1) of ERISA), “Multi-Employer Plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA), pension plan, plan of deferred compensation, medical plan, life insurance plan, long-term disability plan, dental plan, “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or any other plan, program, policy, Contract, trust, agreement or arrangement providing benefits of any kind to any current or former employees, directors, or other service providers or dependents or beneficiaries thereof of such Seller, whether written or unwritten, including without limitation any vacation pay, holiday pay, bonus programs, moving expense reimbursement programs and sick pay, excess benefit plan, bonus or incentive plan (including stock options, restricted stock, stock bonus and deferred bonus plans), severance agreement, salary reduction agreement, change-of-control agreement, employment agreement, consulting agreement (each an “Employee Benefit Plan” and collectively, the “Employee Benefit Plans”). No Employee Benefit Plan that provides severance benefits is subject to ERISA. Neither Sellers nor any ERISA Affiliate has at any time participated in or made contributions to or has had any other Liability or potential Liability with respect to a plan which is or was (i) a “multiemployer plan” within the meaning of ERISA Section 3(37) or 4001(a)(3), (ii) a “multiple employer plan” within the meaning of Code Section 413(c) or ERISA Section 4063 or 4064 or Code Section 413(c), (iii) a “multiple employer welfare arrangement” within the meaning of ERISA Section 3(40) (or other plan, program, arrangement or trust providing for or funding the welfare of any of the employees or former employees or beneficiaries thereof of such Seller), or (iv) a plan subject to Section 302 or Title IV of ERISA or Code Section 412. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a written determination letter or opinion letter from the IRS, upon which Sellers are entitled to rely, stating that such Employee Benefit Plan is so qualified, and nothing has occurred since the date of such determination that would cause such determination letter to become unreliable. Each Employee Benefit Plan has been and is operated and funded in such a manner as to qualify, where appropriate, for both federal and state purposes, for income Tax exclusions to its participants, Tax-exempt income for its funding vehicle, and the allowance of deductions and credits with respect to contributions thereto. There are no facts which could give rise to any Liability of or Proceeding against any Employee Benefit Plan, any fiduciary or plan administrator or other Person dealing with any Employee Benefit Plan or the assets thereof. No Employee Benefit Plan is under audit or investigation by, or is the subject of a proceeding with respect to, any Governmental Authority, including the IRS, the Department of Labor or the Pension Benefit Guaranty Corporation. Each of the Employee Benefit Plans and all related trusts, insurance Contracts and funds have been maintained, funded and administered in compliance with their terms and the terms of any applicable collective bargaining agreement, and in compliance with the applicable provisions of ERISA, the Code, and any other applicable Law. No Employee Benefit Plans are subject to any foreign Laws that are required to be prepared and filed under the applicable Laws of such foreign jurisdiction. With respect to each Employee Benefit Plan, Seller has provided Buyer the most recent true, complete and correct copies of (to the extent applicable): (i) all documents pursuant to which the Employee Benefit Plan is maintained, funded and administered (including, without limitation, the plan and trust documents, any amendments thereto, the summary plan descriptions, any summaries of material modifications and any insurance Contracts or service provider agreements and any amendments thereto); (ii) the two most recent annual reports, actuarial reports and/or financial reports; (iii) the three most recent annual reports (IRS Form 5500 series) filed with the United States Department of Labor (with all applicable attachments); (iv) the most recent determination or opinion letter, if any, received from the IRS; (v) any communication to or from any Governmental Authority or to or from any Employee Benefit Plan participant, including a written description of any oral communication; and (vi) any comparable documents with respect to Employee Benefit Plans subject to any foreign Laws that are required to be prepared and filed under the applicable Laws of such foreign jurisdiction. Each Seller has correctly classified those individuals performing services for such Seller as exempt or non-exempt employees and as independent contractors or employees.

Section 3.21. Employees; Labor Relations. Schedule 3.21 lists each Seller’s employees and independent contractors engaged in, or employed in connection with, the Business, setting forth the name and total compensation (including bonuses) for such Person for the year ended as of the Reference Date. No current employee or individual independent contractor of the Business is engaged or employed by Helix. No current employee or individual independent contractor of any Seller engaged in, or employed by, the Business has given notice of his or her intent to terminate such employment or engagement and no notice of termination has been given to any such employee or individual independent contractor by any Seller. Except as set forth on Schedule 3.21(a), (i) no Seller is a party to or obligated with respect to any collective bargaining agreements or Contracts with any labor union or other representative of employees or any employee benefits provided for by any such agreement, (ii) no Person has been recognized as a collective bargaining representative of Seller employees, and (iii) within the last three (3) years no union organizing activity has occurred or been threatened. Schedule 3.21(b) sets forth each employee of each Seller or other Person to whom any change of control, severance, bonus, retention, stock appreciation, phantom stock or similar payment obligation or payment will be paid or payable in connection with the consummation of the transactions contemplated by this Agreement, including, without limitation, the amount of each such payment obligation (including, without limitation, a calculation of all Taxes that are payable in connection with or as a result of the satisfaction of such obligations), in each case whether payable or occurring prior to, on or after the Closing Date.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Sellers and Helix as of the Closing as follows:

Section 4.1. Buyer Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its assets, properties and business and to carry on its business as now being conducted. Buyer is duly organized or otherwise authorized as a foreign corporation to transact business in the States of California and Colorado.

Section 4.2. Authorization. Buyer has full right, power, capacity and authority to execute and deliver this Agreement and each of the Transaction Documents to be executed and delivered thereby, to consummate the transactions contemplated hereby and thereby and to comply with the terms, conditions and provisions hereof and thereof. The execution, delivery and performance by Buyer of this Agreement and each of the Transaction Documents to which Buyer is a party have been duly and properly authorized by all requisite corporate action in accordance with applicable Law and with the organizational documents of Buyer. This Agreement and each of the Transaction Documents to which Buyer is a party have been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors rights generally, and general principles of equity (regardless of whether such enforceability is considered in a Proceeding in law or equity).

Section 4.3. Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Authority or other Person is required to be made or obtained in connection with the authorization, execution, delivery and performance by Buyer of this Agreement and the Transaction Documents, or the consummation of the transactions contemplated hereby and thereby.

Section 4.4. No Violation. The execution, delivery and performance by Buyer of this Agreement and the Transaction Documents to which it is a party and the consummation by Buyer of the transactions contemplated hereby and thereby will not: (a) violate or conflict with any Law; or (b) violate any provision of the organizational documents of Buyer.

Section 4.5. No Brokers or Finders. Neither Buyer nor any Affiliate thereof has retained any broker or finder, made any statement or representation to any Person that would entitle such Person to, or agreed to pay, any broker’s, finder’s or similar fees or commissions in connection with the transactions contemplated by this Agreement.

Section 4.6. Sufficient Funds. Buyer has sufficient cash on hand or other sources of immediately available funds to enable Buyer to make the payments under Section 2.2 and consummate the transactions contemplated by this Agreement.

ARTICLE 5
INDEMNIFICATION

Section 5.1. Survival. The representations, warranties, covenants and agreements contained herein shall survive the Closing. The indemnification obligations under Section 5.2 and Section 5.3 with respect to breaches of representations and warranties shall continue (a) with respect to the representations and warranties set forth in Sections 3.1 (Organization; Good Standing), 3.2 (Authorization), 3.6 (No Brokers or Finders), 3.10(a) (Assets), 3.18 (Transactions With Related Parties), 4.1 (Buyer Organization), 4.2 (Authorization) and 4.5 (No Brokers or Finders), for a period of seven (7) years, (b) with respect to the representations and warranties set forth in Sections 3.17 (Taxes) and 3.20 (Employee Benefit Plans), until sixty (60) days after the statute of limitations (giving effect to any waiver, mitigation or extension thereof) applicable to the subject matter of such representations and warranties bars all claims with respect to such subject matter and (c) with respect to all other representations and warranties made in Articles 3 and 4, until the date that is eighteen (18) months after the Closing Date. The indemnification obligations under Section 5.2 and Section 5.3 with respect to breaches of covenants and agreements shall continue until sixty (60) days after the statute of limitations (giving effect to any waiver, mitigation or extension thereof) bars any claims with respect to a breach of such covenants. Notwithstanding anything to the contrary contained herein, if written notice of any claim for indemnification hereunder has been delivered in accordance herewith prior to the expiration of the applicable period set forth above, the indemnification obligations shall continue with respect to such claim until the final resolution and satisfaction of such claim in accordance with the provisions of this Article 5, and the Indemnifying Party shall indemnify the Indemnified Party for all Adverse Consequences incurred in respect of such claim (subject to any applicable limitations herein), regardless of when such Adverse Consequences are incurred.

Section 5.2. Indemnification by Sellers and Helix. Sellers and Helix, jointly and severally, agree to indemnify and hold harmless the Buyer Indemnified Parties from and against, and pay or reimburse the Buyer Indemnified Parties for, any and all Adverse Consequences which any Buyer Indemnified Party may suffer, sustain or incur directly or indirectly arising out of, relating to or otherwise by virtue of: (a) any inaccuracy in or breach of any of the representations or warranties contained in Article 3; (b) any breach by any Seller or Helix of any of their respective covenants or agreements contained in this Agreement; (c) any Excluded Liability; and (d) any Seller Taxes.

Section 5.3. Indemnification by Buyer and Invicta. Buyer and Invicta, jointly and severally, agree to indemnify and hold harmless the Seller Indemnified Parties from and against, and pay or reimburse the Seller Indemnified Parties for, any and all Adverse Consequences which any Seller Indemnified Party may suffer, sustain or incur directly or indirectly arising out of, relating to or otherwise by virtue of: (a) any inaccuracy in or breach of any of the representations and warranties of Buyer contained in this Agreement; (b) any breach by Buyer of any of its covenants or agreements contained in this Agreement; and (c) any Assumed Liability.

Section 5.4. Indemnification Procedure.

(a) In the event that any Person entitled to indemnification under this Agreement (an “Indemnified Party”) receives notice of the assertion of any claim or of the commencement of any Proceeding by any Person who is not a Party or an Affiliate of a Party (a “Third Party Claim”) against such Indemnified Party, with respect to which a Party is or may be required to provide indemnification under this Agreement (an “Indemnifying Party”), the Indemnified Party shall give written notice regarding such Third Party Claim to the Indemnifying Party within thirty (30) days after learning of such Third Party Claim; provided, however, that the failure to so notify an Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent (and only to the extent) that the Indemnifying Party forfeits rights or defenses by reason of such failure. The Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim at such Indemnifying Party’s expense, and at its option shall be entitled to assume the defense thereof (subject to the limitations set forth below) by appointing a reputable counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense, provided that the Indemnifying Party first enters into a written agreement that the Indemnifying Party is unconditionally obligated to pay and satisfy any Adverse Consequences which may arise with respect to such Third Party Claim and provides evidence of its ability to satisfy such obligation, in each case, in form and substance reasonably satisfactory to the Indemnified Party.

(b) If the Indemnifying Party has assumed the defense of a Third Party Claim in accordance with the terms hereof, the Indemnified Party shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose, and the fees and expenses of such separate counsel shall be borne by the Indemnified Party other than (i) any fees and expenses of such separate counsel that are incurred prior to the date the Indemnifying Party assumes control of such defense and (ii) any fees and expenses of such separate counsel if the Indemnified Party reasonably shall have concluded (upon advice of its counsel) that there may be one or more legal defenses available to such Indemnified Party that are not available to the Indemnifying Party or that the Indemnified Party and the Indemnifying Party may have different, conflicting, or adverse legal positions or interests with respect to such Third Party Claim.

(c) Notwithstanding anything to the contrary contained herein, the Indemnifying Party shall not be entitled to control the defense of a Third Party Claim (and the Indemnified Party shall be entitled to maintain or assume control of the defense of such Third Party Claim) if (i) the Third Party Claim relates to or involves any criminal or quasi criminal proceeding, action, indictment, allegation or investigation; (ii) the Indemnified Party reasonably believes an adverse determination with respect to the Third Party Claim would be detrimental to or injure the Indemnified Party’s reputation or future business prospects; (iii) the Third Party Claim seeks an injunction or other equitable relief against the Indemnified Party; (iv) the Indemnified Party reasonably believes that the Adverse Consequences relating to the claim could exceed the maximum amount that such Indemnified Party would then be entitled to recover under this Article 5; or (v) the Third Party Claim involves Taxes.

(d) If the Indemnifying Party shall control the defense of any Third Party Claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of, consenting to the entry of any judgment with respect to or ceasing to defend such Third Party Claim if (i) pursuant to or as a result of such settlement, consent or cessation, injunctive or other equitable relief will be imposed against the Indemnified Party, or a finding or admission of any violation of Law would be made by any Indemnified Party, or such settlement, consent or cessation could otherwise reasonably be expected to interfere with or adversely affect the business, operations or assets of the Indemnified Party; or (ii) such settlement or judgment does not expressly and unconditionally release the Indemnified Party from all liabilities and obligations with respect to such Third Party Claim.

(e) Any claim by an Indemnified Party for indemnification not involving a Third Party Claim may be asserted by giving the Indemnifying Party written notice thereof. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party, such claim specified by the Indemnified Party in such notice shall be conclusively deemed an obligation of the Indemnifying Party hereunder, and the Indemnifying Party will pay the amount of such Adverse Consequences to the Indemnified Party on demand.

Section 5.5. Certain Limitations.

(a) Threshold on Adverse Consequences of Buyer Indemnified Parties. Seller shall not be liable to any Buyer Indemnified Party under Section 5.2(a) unless the aggregate of all Adverse Consequences incurred by the Buyer Indemnified Parties with respect to all matters for which indemnification is to be provided under Section 5.2(a) exceeds $20,000 (the “Threshold”), in which case Seller shall be liable under Section 5.2(a) for all Adverse Consequences (including the amount of the Threshold).

(b) Cap on Certain Adverse Consequences of Buyer Indemnified Parties. The aggregate amount required to be paid by Seller under Section 5.2(a) shall not exceed the Purchase Price (the “Cap”).

(c) Threshold on Certain Adverse Consequences of Seller Indemnified Parties. Buyer shall not be liable to any Seller Indemnified Party under Section 5.3(a) unless the aggregate of all Adverse Consequences incurred by the Seller Indemnified Parties with respect to all matters for which indemnification is to be provided under Section 5.3(a) exceeds the Threshold, in which case Buyer shall be liable to the Seller Indemnified Parties under Section 5.3(a) for all Adverse Consequences (including the amount of the Threshold).

(d) Cap on Certain Adverse Consequences of Seller Indemnified Parties. The aggregate amount required to be paid by Buyer under Section 5.3(a) shall not exceed the Cap.

(e) Exceptions to Threshold and Cap. Notwithstanding anything to the contrary contained herein, (i) the limitations set forth in Sections 5.5(a) through 5.5(d) shall not apply to Adverse Consequences directly or indirectly arising out of, relating to or otherwise by virtue of any breach of a Fundamental Representation and (ii) no indemnification payment made by any Indemnifying Party directly or indirectly arising out of, relating to or otherwise by virtue of any breach of any Fundamental Representation shall be considered in determining whether the Threshold or the Cap has been exceeded.

(f) Fraud. Notwithstanding anything in this Agreement to the contrary, in the case of fraud, the Buyer Indemnified Parties or the Seller Indemnified Parties, as applicable, shall have all remedies under this Agreement or otherwise without giving effect to any of the limitations or waivers contained herein.

Section 5.6. Materiality Qualifiers. Notwithstanding anything to the contrary contained herein, for purposes of determining (a) whether a breach of a representation or warranty exists for purposes of this Agreement, (b) the amount of Adverse Consequences arising from such a breach for which the Buyer Indemnified Parties or Seller Indemnified Parties are entitled to indemnification under this Agreement and (c) whether the Threshold has been exceeded, each representation and warranty contained in this Agreement shall be read without giving effect to any qualification that is based on materiality, including the words “material”, “Material Adverse Effect”, “in any material respect” and other uses of the word “material” or words of similar meaning (and shall be treated as if such words were deleted from such representation or warranty).

Section 5.7. Investigation. Notwithstanding anything to the contrary contained in this Agreement, the representations, warranties, covenants and agreements contained herein, and any Person’s right to indemnification or other remedies with respect thereto, shall not be affected or deemed waived by reason of (a) any investigation made by or on behalf of such Person or any of its Affiliates or the directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person or any of its Affiliates or the fact that such Person or any of its Affiliates or the directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person or any of its Affiliates knew or should have known at any time that any such representation or warranty is, was or might be inaccurate, or that any such covenant or agreement was, or may have been breached, in each case, at any time, whether before or after the execution and delivery of this Agreement or the Closing, or (b) such Person’s waiver of any condition to the Closing or participation in the Closing.

Section 5.8. Payment. If any amount owed under this Article 5 is not paid within ten (10) days of a final settlement among the Indemnifying Parties and the Indemnified Parties or upon a final adjudication determined by a court of competent jurisdiction that an indemnification obligation is owing by the Indemnifying Party to the Indemnified Party (either, a “Final Determination”), such amount shall bear interest at the rate of ten percent (10%) per annum, or, if less, the maximum rate permitted by applicable Law, and the Indemnifying Party shall reimburse the Indemnified Party for any and all costs or expenses of any nature or kind whatsoever (including reasonable legal fees) incurred in seeking to collect such amount under this Article 5, and no limitation in this Article 5 shall apply to any such interest or reimbursement. If any amount owed under this Article 5 is not paid within thirty (30) days of a Final Determination, Buyer may, in its sole discretion, in addition to all other remedies it may have, recover some or all of such amount by setting off such amount against any amounts then due and payable by Buyer or any of its Affiliates to Seller or any of its Affiliates, including without limitation, any obligations to Seller under Section 2.3. In each case, the exercise of such right to set off shall not constitute a breach of any Buyer Indemnified Party’s obligations under this Agreement or any other agreement with Seller.

Section 5.9. Purchase Price Adjustment. Any indemnification received under this Article 5 shall be treated by Buyer, Seller and their respective Affiliates, to the extent permitted by Law, as an adjustment to the Purchase Price.

ARTICLE 6
CLOSING; CLOSING DELIVERIES

Section 6.1. Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall be by electronic mail and overnight courier service, or by physical exchange of documentation at the offices of Paul Hastings LLP, 71 South Wacker Drive, Suite 4500, Chicago, Illinois 60606, at 10:00 a.m. local time on the date hereof (the “Closing Date”).

Section 6.2. Closing Deliveries by Sellers. In addition to any other documents specifically required to be delivered pursuant to this Agreement, Sellers shall deliver to Buyer, or cause to be delivered to Buyer, at the Closing:

(a) offer letters, duly executed by each of Grant Whitus, John Delue and Joaquin Baca (the “Offer Letters”);

(b) bills of sale, assignments, endorsements and other documents of title and other good and sufficient instruments of conveyance and transfer, as are effective to vest Buyer with full, complete and marketable right, title and interest in and to the Assets, free and clear of all Liens;

(c) assignments of Intellectual Property (including trademark assignments and domain name assignments);

(d) payoff letters (“Payoff Letters”) for all Indebtedness and Seller Transaction Expenses from the obligees thereof including the amounts necessary to pay off all Indebtedness and Seller Transaction Expenses as of the Closing, along with the per diem interest amount with respect thereto, if applicable, and the agreement of each such obligee that, upon receipt of such specified amount, its Indebtedness or Seller Transaction Expenses shall be paid in full and Buyer or its designee shall be authorized to release all of its Liens upon the Assets, if any;

(e) evidence of release of all Liens (other than Permitted Liens) on any of the Assets;

(f) all consents, approvals, orders or authorizations of, or registrations, declarations or filings with, or notices to the Governmental Authorities and third parties set forth on Schedule 6.2(f) in form and substance reasonably acceptable to Buyer;

(g) a non-foreign person affidavit dated as of the Closing Date from each Seller, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating that such Seller is not a “foreign person” as defined in Section 1445 of the Code;

(h) a transition services agreement, dated as of the date hereof by and between Helix and Buyer (the “Transition Services Agreement”); and

(i) such other documents and instruments as Buyer may reasonably require in order to effectuate the transactions that are the subject of this Agreement.

All proceedings to be taken by Seller in connection with the consummation of the transactions contemplated hereby, and all agreements, certificates, instruments and other documents required to be delivered by Seller to effect the transactions contemplated hereby, shall be in form and substance reasonably satisfactory to Buyer.

Section 6.3. Closing Deliveries by Buyer. In addition to any other documents or funds specifically required to be delivered pursuant to this Agreement, Buyer shall deliver the following to Sellers at the Closing:

(a) the amount required to be paid pursuant to Section 2.2 above, in immediately available funds;

(b) the Offer Letters, each duly executed by Buyer;

(c) an assumption agreement pursuant to which Buyer assumes the Assumed Liabilities; and

(d) the Transition Services Agreement.

Unless otherwise specifically provided herein, all proceedings to be taken by Buyer in connection with the consummation of the transactions contemplated hereby, and all agreements, certificates, instruments and other documents required to be delivered by Buyer to effect the transactions contemplated hereby, shall be reasonably satisfactory in form and substance to Sellers.

Section 6.4. Post-Closing Obligation. As promptly as reasonable, but in any event no later than five (5) business days, after the Closing Date, the Sellers shall provide to the Buyer with an accurate and correct list of outstanding account receivable balances due and owing as of July 31, 2020 together with such other supporting documents or information as may be reasonably requested by the Buyer, subject to, and conditioned upon, personnel hired by Buyer being available to assist with, and coordinate preparation of, all necessary July 31, 2020 invoicing for serviced then rendered by Sellers.

ARTICLE 7
COVENANTS AND OTHER AGREEMENTS

Section 7.1. Restrictive Covenants.

(a) Confidentiality. From and after the date hereof, each Seller, Helix and each of their respective Affiliates will refrain from using or disclosing, and will take all commercially reasonable steps to prevent unauthorized use or disclosure of, any Confidential Information. In the event that a Seller or Helix reasonably believes after consultation with counsel that such Person or its respective Affiliates is required by applicable Law to disclose any Confidential Information, such Person may disclose only such Confidential Information as may be legally required, provided that it (i) provides Buyer with prompt notice before such disclosure so that Buyer may attempt to obtain a protective order or other assurance that confidential treatment will be accorded to such Confidential Information and (ii) cooperates with Buyer in attempting to obtain such order or assurance.

(b) Non-Competition. Each Seller and Helix hereby covenants and agrees that during the period beginning on the Closing Date and ending upon the fifth (5th) anniversary of the Closing Date (the “Term”) such Person and its Subsidiaries and Affiliates will not, directly or indirectly, engage or participate in any manner (as an owner, equity holder, financing source, director, manager, officer, employee, agent, representative, consultant, service provider or otherwise) in any business that is or may reasonably be considered to be competitive with any business engaged in by the Business as of the Closing Date, anywhere in North America. Notwithstanding the foregoing, nothing contained in this Section 7.1(b) shall prohibit a Seller, Helix or its Subsidiaries or Affiliates from the passive ownership of less than five percent (5%) of any class of stock listed on a national securities exchange or traded in the over-the-counter market. For the avoidance of doubt, the Sellers, Helix and its other Subsidiaries and Affiliates shall be able to engage in, conduct, pursue, seek and otherwise promote, in each case, other than to any Person operating or conducting business in the State of Colorado (except with respect to products and services of the nature described in this sentence that are currently being provided by Helix to those Persons set forth on Schedule 7.1(b) and such Persons’ respective successors and permitted assigns), the business actions and activities related to, or involving, electronic or automated security monitoring services, security system installation services, and electronic and digital building fortification systems and services without being in violation of this Section 7.1(b).

(c) Non-Solicitation of Business Relationships. Without limiting the generality of the provisions of Section 7.1(b), each Seller hereby covenants and agrees that during the Term such Person and its Subsidiaries and Affiliates will not, directly or indirectly, solicit, or participate in any manner (as an owner, equity holder, financing source, director, manager, officer, employee, agent, representative, consultant, service provider, or otherwise) in any business that solicits, any Person that is or was a customer, supplier or other business relation of the Business at any time during the 24 month period prior to the Closing Date for purposes of diverting such Person’s business from Buyer or the Business or providing any goods or services which are or may reasonably be considered to be competitive with those provided by Buyer or the Business.

(d) Non-Solicitation of Employees and Contractors. Sellers and Helix hereby covenant and agree that during the Term such Person and its Subsidiaries and Affiliates will not, directly or indirectly, solicit, employ or engage, or participate in any manner (as an owner, equity holder, financing source, director, manager, officer, employee, agent, representative, consultant, service provider or otherwise) in any business that solicits, employs or engages, any individual that served as an employee or independent contractor of Sellers or the Business at any time during the 12 month period prior to the Closing Date, or otherwise seek to influence or alter any such individual’s relationship with Buyer or the Business.

(e) Non-Disparagement. Sellers, Helix, Buyer and Invicta hereby mutually covenant and agree that during the Term such Person and their respective Subsidiaries and Affiliates will not, directly or indirectly, make any derogatory or disparaging statement or communication regarding any other Person or the Business or any of its employees. Nothing in this Section 7.1(e) shall limit the Buyer’s, the Sellers’, Helix’s, Invicta’s or their respective Subsidiaries’ or Affiliate’s ability to make true and accurate statements or communications in connection with any disclosure such Person reasonably believe is required pursuant to applicable Law.

(f) Blue-Pencil. If any court of competent jurisdiction shall at any time deem the term of any particular restrictive covenant contained in this Section 7.1 too lengthy, the geographic area covered too extensive or the scope too broad, the other provisions of this Section 7.1 shall nevertheless stand, the term shall be deemed to be the longest period permissible by Law under the circumstances, the geographic area covered shall be deemed to comprise the largest territory permissible by Law under the circumstances and the scope shall be as broad as permissible by Law under the circumstances. The court in each case shall reduce the term, geographic area and or scope covered to permissible duration, size or breadth.

(g) Acknowledgements; Remedies. Sellers and Helix acknowledge and agree that (i) the covenants and agreements set forth in this Section 7.1 were a material inducement to Buyer to enter into this Agreement and to perform its obligations hereunder, (ii) Buyer and its stakeholders would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the Parties if Sellers, Helix or any of their Affiliates breached the provisions of this Section 7.1, (iii) any breach of the provisions of this Section 7.1 by Sellers, Helix or any of their Affiliates would result in a significant loss of goodwill by Buyer and the Business, (iv) the Purchase Price is sufficient consideration to make the covenants and agreements set forth herein enforceable, (v) the length of time, scope and geographic coverage of the covenants set forth in this Section 7.1 is reasonable given the benefits Sellers will directly receive hereunder, (vi) Sellers and Helix are familiar with all the restrictive covenants contained in this Section 7.1 and is fully aware of their respective obligations hereunder, and (vii) Sellers and Helix will not challenge the reasonableness of the time, scope, geographic coverage or other provisions of this covenants set forth in this Section 7.1 in any legal proceeding, regardless of who initiates litigation. Sellers and Helix further acknowledge and agree that irreparable injury will result to Buyer if Sellers, Helix or any of their Affiliates breaches any of the terms of this Section 7.1, and that in the event of an actual or threatened breach by Sellers, Helix or any of their Affiliates of any of the provisions contained in this Section 7.1, Buyer will have no adequate remedy at Law. Sellers and Helix accordingly agree that in the event of any actual or threatened breach by Sellers, Helix or any of their Affiliates of any of the provisions contained in this Section 7.1, Buyer shall be entitled to injunctive and other equitable relief without (i) the posting of any bond or other security, (ii) the necessity of showing actual damages and (iii) the necessity of showing that monetary damages are an inadequate remedy. Nothing contained herein shall be construed as prohibiting Buyer from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages that it is able to prove. Sellers and Helix shall cause their respective Subsidiaries and Affiliates to comply with this Section 7.1, and shall be liable for any breach by any of its Subsidiaries or Affiliates of this Section 7.1. In the event of a breach or violation by Sellers, Helix or any of their respective Subsidiaries or Affiliates of this Section 7.1, the Term with respect to Sellers and Helix shall be extended by a period of time equal to the period of time during which such Person violates the terms of this Section 7.1.

Section 7.2. Nonassignable Contracts. To the extent that the assignment hereunder by Sellers to Buyer of any Contract is not permitted or is not permitted without the consent of any other party to such Contract, this Agreement and the Transaction Documents shall not be deemed to constitute an assignment of any such Contract if such consent is not given or if such assignment otherwise would constitute a breach of, or cause a loss of contractual benefits under, any such Contract, and Buyer shall assume no Liabilities under any such Contract. Without in any way limiting Seller’s obligation to obtain all consents and waivers necessary for the assignment of the Contracts to Buyer hereunder, if any such consent is not obtained or if such assignment is not permitted irrespective of consent, Sellers shall cooperate with Buyer following the Closing Date in any reasonable arrangement designed to provide Buyer with the rights and benefits (subject to the obligations) under any such Contract, including enforcement for the benefit of Buyer of any and all rights of Sellers against any other party arising out of any such Contract by such other party and, if requested by Buyer, acting as an agent on behalf of Buyer or as Buyer shall otherwise reasonably require. With respect to any such Contract, following the Closing Date, Sellers shall continue to use commercially reasonable efforts to obtain such consents or waivers. Upon the receipt of any such consent or waiver, Sellers shall promptly assign such Contract to Buyer.

Section 7.3. Accounts Receivable. All payments and reimbursements made after the Closing by any third party in the name of or to Sellers in connection with or arising out of the Business except for the accounts receivable in the name of MMJ America listed on Schedule 1.2(g) shall be held by Sellers in trust for the benefit of Buyer, and within five (5) business days after receipt by Sellers of any such payment or reimbursement, the Sellers and Helix shall be jointly and severally obligated to pay over to Buyer the amount of such payment or reimbursement, together with all corresponding notes, documentation and information received in connection therewith.

Section 7.4. Agreements Regarding Tax Matters.

(a) After the Closing, Sellers, on the one hand, and Buyer, on the other hand, (i) will promptly inform the other Party in writing of any notice that he, she or it receives of any audit, investigation, request for documents or information related to Taxes that could affect the Tax liability of the other Party; provided, however, that any failure to provide such notice shall not affect the indemnification obligations of any Party under Article 5 except to the extent such Party is materially prejudiced by such failure, (ii) will each provide the other Party, at the other Party’s expense, with such assistance as may reasonably be requested in connection with the preparation of any Tax Return, audit or other examination by any taxing authority or judicial or administrative Proceeding relating to liability for Taxes, (iii) will each retain and, at the other Party’s expense, provide to the other Party all records and other information that may be relevant to any such Tax Return, audit or examination, Proceeding or determination and (iv) will each provide the other Party with any final determination of any such audit or examination, Proceeding or determination that affects any amount required to be shown on any Tax Return of the other Party for any period. Without limiting the generality of the foregoing, Sellers will retain, until the expiration of the applicable statutes of limitation (including any extensions thereof), copies of all Tax Returns, supporting work schedules and other records relating to tax periods or portions thereof of Seller ending on or prior to the Closing Date. Any information obtained under this Section 7.4 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other Proceeding.

(b) Sellers and Buyer agree to treat all payments under this Agreement made either to or for the benefit of the other following the Closing Date pursuant to this Agreement (including any payments made under any indemnity provisions of this Agreement) as adjustments to the Purchase Price for all Tax purposes, and that such treatment shall govern for purposes hereof except as otherwise required by applicable law.

(c) For all purposes under this Agreement involving the determination of Taxes (including the determination of Seller Taxes), in the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Tax that is allocable to the portion of the Straddle Period ending on the close of the Closing Date shall be (i) in the case of Taxes imposed on a periodic basis with respect to any assets or otherwise measured by the level of any item (without regard for income, gross receipts, payroll, sales or use), deemed to be the amount of such Taxes for the entire taxable period multiplied by a fraction the numerator of which is the number of calendar days in such taxable period ending on the close of the Closing Date and the denominator of which is the number of calendar days in such entire taxable period, and (ii) in the case of income, gross receipts, payroll, sales or use and all other Taxes, deemed equal to the amount which would be payable if the taxable period ended on the close of the Closing Date.

(d) Sellers shall pay all Transfer Taxes when due and shall, at its own expense timely file all Tax Returns and other documentation required to be filed in connection with the payment of such Transfer Taxes (and Sellers shall be responsible for all penalties and interest related to a late filing or error in filing related to such Tax Returns). Any party required by applicable Law to file or to join in the execution of any Tax Returns or other documentation with respect to such Taxes shall do so. The applicable Parties shall cooperate in filing such forms and documents as may be necessary to permit any such Transfer Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedure, and to apply for an d/or obtain any exemption or refund of any such Transfer Tax. Each Party shall use its commercially reasonable efforts to minimize the amount of such Transfer Taxes.

Section 7.5. Payment of Excluded Liabilities. As soon as commercially reasonable after the Closing, Sellers agrees to pay in full and discharge (a) all of the Excluded Liabilities in accordance with their stated terms, as applicable, and in a manner that is not detrimental to any relationships of Buyer or the Business with lessors, employees, contractors, customers, suppliers or others; and (b) all checks written, or ACH or similar transactions authorized, by Sellers that are outstanding on or before the Closing Date.

Section 7.6. Sufficient Funds to Pay Holdback Amount. The Buyer has, or Invicta will cause and ensure that Buyer will have, sufficient cash on hand or other sources of immediately available funds to enable Buyer to pay to Sellers all or any portion of the Holdback Amount as and when due and payable under Section 2.3 above.

Section 7.7. Further Assurances. Each of the Parties agrees that subsequent to the Closing Date, upon the reasonable request of any other Party from time to time, he, she or it shall execute and deliver, or cause to be executed and delivered, such further instruments and take such other actions as may be necessary or desirable to carry out the transactions contemplated by this Agreement and the Transaction Documents or to vest, perfect or confirm ownership of the Assets in Buyer.

Section 7.8. Employee and Related Matters.

(a) Transferred Employees. Effective as of the Closing Date, Buyer shall offer employment pursuant to offer letters (subject to the terms and conditions thereof) to those employees or independent contractors of Sellers who are actively employed or engaged in the Business (or on protected leave with a Seller) as of the Closing Date and whose names are set forth on Schedule 7.8(a) (the “Closing Date Business Employees”).1 Upon the earlier to occur of (i) five (5) calendar days following the issuance to Buyer of a Private Patrol Operator license by the Bureau of Security and Investigative Services of the State of California and (ii) the date that is ninety (90) days following the Closing Date, Buyer shall offer employment pursuant to offer letters (subject to the terms and conditions thereof) to those employees or independent contractors of Seller who are actively employed or engaged in the Business (or on protected leave with a Seller) as of such time and whose names are set forth on Schedule 7.8(b) (the “Post-Closing Business Employees” and together with the Closing Date Business Employees, the “Business Employees”). Business Employees who accept Buyer’s offer of employment and become employees of Buyer shall be referred to herein as the “Transferred Employees.” Except as expressly set forth in the Transition Services Agreement with respect to the Post-Closing Business Employees, Sellers agree that Buyer shall have no Liability whatsoever (including under Section 4980B of the Code) with respect to any Business Employee who is offered employment but who does not become a Transferred Employee, and Sellers shall retain, bear and discharge all Liabilities with respect to all employees and former employees of Sellers who do not become Transferred Employees (including liabilities under Section 4980B of the Code).

1	NTD: Schedule 7.8(a) to set forth all Business Employees other than the billable California employees, who are to be set forth on Schedule 7.8(b).

(b) Employee Benefit Plans. Buyer shall not assume and shall have no Liability whatsoever, and Sellers shall retain, bear and discharge all Liabilities, under any Employee Benefit Plan. Without limiting the foregoing, Sellers shall retain all Liability for providing group health continuation coverage under Code Section 4980B and Part 6 of Subtitle B of Title I of ERISA for all M&A Qualified Beneficiaries within the meaning of Treasury Regulation 54.4980B-9, Q/A-4(a) who experience a qualifying event within the meaning Treasury Regulation 54.4980B-9, Q/A-6. Sellers shall and shall cause its Subsidiaries and Affiliates to take all actions necessary to prevent Buyer from becoming a “successor employer” under Treasury Regulation 54.4980B-9, Q/A-8(c)(1).

(c) Workers’ Compensation. Buyer shall have no Liability whatsoever and Sellers shall retain, bear and discharge all Liabilities relating to workers’ compensation claims made by (i) any Transferred Employee filed or presented before the Closing Date, (ii) any Transferred Employee filed or presented after the Closing Date but relating to claims and/or injuries first arising before the Closing Date and (iii) any employee or former employee of a Seller who does not become a Transferred Employee.

(d) Mutual Cooperation. Sellers shall provide promptly to Buyer, at Buyer’s request, any information or copies of personnel records (including addresses, dates of birth, dates of hire and dependent information) relating to the Transferred Employees or relating to the service of Transferred Employees with Seller prior to the Closing Date. Sellers and Buyer shall each cooperate with the other and shall provide to the other such documentation, information and assistance as is reasonably necessary to effect the provisions of this Section 7.7.

Section 7.9. Preferred Security Provider. After Closing and in accordance with the terms of the Transition Services Agreement executed and entered into between the Buyer, on one hand, and the Sellers and Helix, on the other hand, the Sellers and Helix shall recommend the Buyer as its preferred security guarding service and recommend the Buyer’s security guarding services to its customers.

ARTICLE 8
MISCELLANEOUS

Section 8.1. Notices. All notices, reports, records or other communications that are required or permitted to be given to the Parties under this Agreement shall be sufficient in all respects if given in writing and delivered in person, by facsimile, by electronic mail, by overnight courier or by registered or certified mail, postage prepaid, return receipt requested, to the receiving Party at the following address:

If to Sellers or Helix:	Helix Technologies Inc.
5300 DTC Parkway, Suite 300
Greenwood Village, CO 80111
Attention: Scott Ogur
E-mail: sogur@helixtechnologies.com

with a copy to:	Allen Vellone Wolf Helfrich & Factor, P.C.
1600 Stout Street, Suite 1900
Denver, Colorado 80202
Attention: Jordan Factor
Patrick J. Russell
E-mail: jfactor@allen-vellone.com
prussell@allen-vellone.com

If to Buyer or Invicta:	Cold Bore Capital Fund II LLC
c/o Cold Bore Capital Management II LLC
311 South Wacker Drive, Suite 2640
Chicago, IL 60606
Attention: Sergio Zepeda
E-mail: szepeda@coldborecapital.com

with a copy to:	Paul Hastings LLP
71 South Wacker Drive, 45th Floor
Chicago, Illinois 60606
Facsimile: (312) 499-6100
E-mail: richardradnay@paulhastings.com
payamroshandel@paulhastings.com
Attention: Richard S. Radnay
Payam Roshandel

or such other address as such Party may have given to the other Parties by notice pursuant to this Section 8.1. Notice shall be deemed given on (a) the date such notice is personally delivered, (b) three (3) days after the mailing if sent by certified or registered mail, (c) one (1) business day after the date of delivery to the overnight courier if sent by overnight courier, or (d) the date such notice is transmitted by facsimile or electronic mail, if such transmission is prior to 5:00 p.m. Eastern time on a business day, or the next succeeding business day if such transmission is after such time.

Section 8.2. General Definitions. For the purposes of this Agreement, the following terms have the meaning set forth below:

“Adverse Consequences” means any and all Liabilities, losses, damages, awards, royalties, deficiencies, penalties, fines, Taxes, demands, claims, costs and expenses (including reasonable fees and expenses of attorneys, accountants and other experts paid in connection with the investigation or defense of, and all amounts paid in settlement with respect to, any of the foregoing or any Proceeding relating to any of the foregoing).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. As used herein, the term “control” means: (i) the power to vote at least ten percent (10%) of the voting power of a Person, or (ii) the possession, directly or indirectly, of any other power to direct or cause the direction of the management and policies of such a Person, whether through ownership of voting securities, by contract or otherwise.

“Affiliated Group” means an “affiliated group” as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Law).

“Buyer Indemnified Parties” means, Buyer, and Buyer’s Affiliates and their respective equity holders, directors, managers, officers, employees, agents and representatives.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Cash” means cash and cash equivalents as determined in accordance with GAAP consistently applied.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, of Seller or any of its Subsidiaries or any of their respective customers, suppliers, distributors or other business relations used in, related to or necessary for the operation of the Business, including all information concerning finances, customer information, supplier information, products, services, prices, organizational structure and internal practices, forecasts, sales and other financial results, records and budgets, and business, marketing, development, sales and other commercial strategies, unpatented inventions, ideas, methods and discoveries, trade secrets, know-how, unpublished patent applications and other confidential intellectual property, designs, specifications, documentation, components, source code, object code, schematics, drawings, protocols and processes. Confidential Information shall not include any information that is or becomes generally known to and available for use by the public other than as a result of any acts or omissions of Seller or any of its Subsidiaries or Affiliates.

“Contracts” means all contracts, agreements, licenses, commitments, obligations and understandings, in any case whether written or oral, used in, related to or necessary for the operation of the Business, to which Seller is party or by which any of the Assets are bound.

“Environmental and Safety Requirements” means any Law that is related to (i) pollution, contamination, cleanup, preservation, protection, reclamation or remediation of the environment, (ii) health or safety, (iii) the Release or threatened Release of any Hazardous Material, including investigation, study, assessment, testing, monitoring, containment, removal, remediation, response, cleanup, abatement, prevention, control or regulation of such Release or threatened Release or (iv) the management of any Hazardous Material, including the manufacture, generation, formulation, processing, labeling, use, treatment, handling, storage, disposal, transportation, distribution, re-use, recycling or reclamation of any Hazardous Material; and includes, but is not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6091 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Clean Water Act (33 U.S.C. § 7401 et seq.), the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), the Toxic Substance Control Act (15 U.S.C. § 2601 et seq.) and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means Seller and its Subsidiaries and any of their respective predecessors and any other Person who constitutes or has constituted all or part of a controlled group or had been or is under common control with, or whose employees were or are treated as employed by, Seller or its Subsidiaries and/or any predecessor of Seller or its Subsidiaries, under Section 414 of the Code.

“Event” means any event, change, development, effect, condition, circumstance, matter, occurrence or state of facts.

“Fundamental Representations” means, collectively, the representations and warranties contained in Sections 3.1 (Organization; Good Standing), 3.2 (Authorization), 3.6 (No Brokers or Finders), 3.10(a) (Assets), 3.17 (Taxes), 3.18 (Transactions With Related Parties), 3.20 (Employee Benefit Plans), 4.1 (Buyer Organization), 4.2 (Authorization) and 4.5 (No Brokers or Finders).

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession that are applicable to the circumstances from time to time.

“Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country, or any domestic or foreign state, province, county, city, other political subdivision or any other similar body or organization exercising governmental or quasi-governmental power or authority.

“Hazardous Material” means (i) hazardous substances, as defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq.; (ii) hazardous wastes, as defined by the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq.; (iii) petroleum, including crude oil or any fraction thereof which is liquid at standard conditions of temperature and pressure (60 degrees Fahrenheit and 14.7 pounds per square inch absolute); (iv) radioactive material, including any source, special nuclear, or by-product material as defined in 42 U.S.C. §2011 et seq.; (v) asbestos in any form or condition; (vi) polychlorinated biphenyls; (vii) microbial matter, biological toxins, mycotoxins, mold or mold spores; and (viii) other material, substance or waste to which liability or standards of conduct may be imposed, or which requires or may require investigation, under any applicable Environmental and Safety Requirements.

“Indebtedness” means, with respect to Seller, without duplication, (i) all obligations for borrowed money, (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments or debt securities, (iii) all obligations under swaps, hedges or similar instruments, (iv) all obligations for the deferred purchase price of any property or services (other than trade accounts payable and accrued expenses incurred in the ordinary course of business and reflected as accounts payable or accrued expenses in the Financial Statements), including earn-outs, payments under non-compete agreements and seller notes, (v) all obligations created or arising under any conditional sale or other title retention agreement, (vi) all obligations secured by a Lien, (vii) all obligations under leases which shall have been or should be, in accordance with GAAP, recorded as capital leases, (viii) all obligations in respect of bankers’ acceptances or letters of credit, (ix) all obligations of any Person other than Seller which are directly or indirectly guaranteed by Seller or in respect of which Seller has otherwise assured an obligee against loss, (x) all interest, principal, prepayment penalties, premiums, fees or expenses due or owing in respect of any item listed in clauses (i) through (ix) above, (xi) all obligations with respect to any unfunded or underfunded Employee Benefit Plan, (xii) all obligations with respect to any bonus, 401(k) match, deferred compensation or similar compensation earned by any current or former employee for any period or portion of any period ending on or prior to the Closing Date and all Taxes that are payable by Seller or any of its Subsidiaries in connection with or as a result of the payment of such obligations and (xiii) an amount equal to any customer deposits and any deferred revenue determined in accordance with GAAP.

“Intellectual Property” means, collectively, in the United States and all countries or jurisdictions foreign thereto, (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all Patents, (ii) all Trademarks, all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (iii) all moral rights and copyrights in any work of authorship (including but not limited to catalogues and related copy, databases and software) and all applications, registrations, and renewals in connection therewith, (iv) all trade secrets and confidential business information (including confidential ideas, research and development, know-how, methods, formulas, compositions, technical and other data, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (v) all websites, computer software and firmware (including source code, executable code, data, databases, user interfaces and related documentation), (vi) all other proprietary and intellectual property rights, (vii) all copies and tangible embodiments of any of the foregoing (in whatever form or medium), (viii) the exclusive right to display, reproduce, and create derivative works based on any of the foregoing and (ix) all income, royalties, damages and payments related to any of the foregoing (including damages and payments for past, present or future infringements, misappropriations or other conflicts with any intellectual property), and the right to sue and recover for past, present or future infringements, misappropriations or other conflict with any intellectual property.

“Knowledge” means, when referring to the “knowledge” of Seller, or any similar phrase or qualification based on knowledge of Seller, (i) the actual knowledge of Zachary Venegas and Scott Ogur, and (ii) the knowledge that any such person referenced in clause (i) above would have obtained after making reasonable inquiry with respect to the particular matter in question.

“Law” means the common law of any state or other jurisdiction, or any provision of any foreign, federal, state or local law, statute, code, rule, regulation, order, certification standard, accreditation standard, Permit, judgment, injunction, decree or other decision of any court or other tribunal or Governmental Authority.

“Liabilities” means any indebtedness, liabilities or obligations of any nature whatsoever, whether accrued or unaccrued, absolute or contingent, direct or indirect, asserted or unasserted, fixed or unfixed, known or unknown, choate or inchoate, perfected or unperfected, liquidated or unliquidated, secured or unsecured, or otherwise, and whether due or to become due.

“Liens” means any liens, mortgages, charges, security interests, pledges or other encumbrances or adverse claims or interests of any nature.

“Material Adverse Effect” means (a) any Event that, individually or in combination with any other Events, has had or could reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, prospects or results of operation of the Business, whether or not foreseeable.

“Party” means any party to this Agreement.

“Patents” means all letters patent and pending applications for patents of the United States and all countries and jurisdictions foreign thereto and all reissues, reexaminations, divisions, continuations, continuations-in-part, revisions, and extensions thereof.

“Pending Litigation” means Baker, et. al. v. Helix TCS, Inc., et. al., Case No. 2017CV31428, in the District Court of Denver County, Colorado, and Kenney v. Helix TCS, Inc., Case No. 17-CV-01755, in the United States District Court for the District of Colorado, any appeals or settlements of either matter, and any other liabilities associated with either of these matters or related to allegedly unpaid overtime, in alleged violation of the Fair Labor Standards Act or any state law, regarding any of the named plaintiffs, putative or certified class members, and putative or certified collective members, identified in the Baker or Kenney matters (including, without limitation, all actual damages, liquidated damages, putative damages, sanctions, interest, class member awards, attorneys’ fees, and any other amounts paid or due pursuant to a settlement agreement, court order, or any other binding document or agreement arising therefrom).

“Permits” means permits, licenses, registrations, qualifications, approvals and authorizations by or of Governmental Authorities.

“Permitted Liens” means any inchoate mechanics’, carriers’, workers’ and other similar liens arising in the ordinary course of business consistent with past practice that are not delinquent and that in the aggregate are not material in amount and do not interfere in any material respect with the present use of the assets to which they apply.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated association, corporation or other entity or any Governmental Authority.

“PPP Loans” means the Payment Protection Program Loan, being a part of the CARES Act, made to Tan’s International LLC on May 5, 2020 in the amount of $83,950 through the Bank of America.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period up to and including the Closing Date.

“Related Party” means the stockholders, and each officer or director of Seller or any of its Subsidiaries, and each Affiliate of any of the foregoing.

“Related Party Transaction” means any contract, agreement, arrangement, commitment or transaction between Seller or any of its Subsidiaries, on the one hand, and any Related Party, on the other hand.

“Release” shall mean any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping into the indoor or outdoor environment.

“Seller Indemnified Parties” means Seller and the equity holders, directors, officers, employees, agents and representatives of Seller.

“Seller Taxes” means any Taxes (i) imposed on Seller or any of its Subsidiaries for any taxable period, (ii) imposed with respect to the Business or the Assets for any Pre-Closing Tax Period, (iii) imposed in connection with the transactions contemplated by this Agreement (including any Transfer Taxes), or (iv) imposed on Buyer or its Affiliates as a transferee or successor of Seller or any of its Subsidiaries.

“Seller Transaction Expenses” means (i) all of the fees and expenses incurred or reimbursed by Seller in connection with the transactions contemplated by this Agreement, including all fees, costs, expenses, disbursements and other similar amounts paid to attorneys, financial advisors or accountants; (ii) all obligations under any engagement letter or other agreement or understanding with any investment bank or broker; (iii) all payments by Seller to obtain any third party consent required under any Contract in connection with the consummation of the transactions contemplated by this Agreement; and (iv) all obligations that arise in whole or in part as a result of the consummation of the transactions contemplated by this Agreement under any Contract or Employee Benefit Plan in effect on or before the Closing Date, including all change of control, severance, bonus, retention, stock appreciation, phantom stock or similar obligations or any other accelerations of or increase in rights or benefits, and all Taxes that are payable in connection with or as a result of the satisfaction of such obligations, in each case whether payable or occurring prior to, on or after the Closing Date.

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses or shall be or control any manager, managing director or general partner of such limited liability company, partnership, association or other business entity.

“Tax” means (i) any multi-national, U.S. federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, entertainment, amusement, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, ad valorem, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, composite, healthcare, escheat or unclaimed property (whether or not considered a tax under applicable Law), or other tax, of any kind whatsoever, including any interest, penalties or additions to Tax, any penalties resulting from any failure to file or timely file a Tax Return, or additional amounts in respect of the foregoing; (ii) any transferee or secondary liability for a “Tax” as described in clause (i) of another Person; and (iii) any liability for a “Tax” as described in clause (i) of another Person assumed by agreement or arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return relating thereto).

“Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information, Treasury Form TD F 90-22.1 and FinCEN Form 114) filed or required to be filed with any Governmental Authority, or maintained or required to be maintained by any Person, in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax.

“Trademarks” mean, in the United States and all countries and jurisdictions foreign thereto, registered trademarks, registered service marks, trademark and service mark applications, unregistered trademarks and service marks, registered trade names and unregistered trade names, corporate names, fictitious names, trade dress, logos, slogans, Internet domain names, rights in telephone numbers, and other indicia of origin, together with all translations, adaptations, derivations, combinations and renewals thereof.

“Transaction Document” means any agreement, document, certificate or instrument delivered pursuant to or in connection with this Agreement or the transactions contemplated hereby.

“Transfer Taxes” means all sales, transfer, documentary, stamp, recording, conveyance and similar Taxes and fees (including any penalties and interest) due with regard to the transactions contemplated by this Agreement.

“U.S.” or “United States” means the United States of America.

Section 8.3. Entire Agreement. All references in this Agreement or the Transaction Documents to this Agreement shall include all Exhibits and Schedules hereto. This Agreement and the Transactions Documents set forth the entire agreement of the Parties relating to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the Parties, oral or written, respecting such subject matter, including the letter of intent entered into by Cold Bore Capital Management II, LLC and Seller, dated April 27, 2020.

Section 8.4. Counterparts; Deliveries. This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement, the Transaction Documents and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or other electronic transmission (including.pdf files), shall be treated in all manner and respects and for all purposes as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party or party to any such agreement or instrument shall raise the use of a facsimile machine or other electronic transmission to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or other electronic transmission as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

Section 8.5. Third Parties. This Agreement shall inure exclusively to the benefit of and be binding upon the Parties and their respective successors, assigns, executors and legal representatives and any Person entitled to indemnification under Article 5. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties or their respective successors and assigns and any Person entitled to indemnification under Article 5 any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 8.6. Expenses. Buyer shall be responsible for the payment of all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and all documents executed in connection herewith and in closing and carrying out the transactions contemplated hereunder and thereunder, including legal and accounting fees and expenses. All Seller Transaction Expenses shall be paid on the Seller’s behalf pursuant to Section 2.2(a) or by Seller directly.

Section 8.7. Amendment; Waiver. This Agreement shall not be amended, modified or waived except by an agreement in writing duly executed by each of Parties. No failure of any Party to exercise any right or remedy given to such Party under this Agreement or otherwise available to such Party or to insist upon strict compliance by any other Party with its or his obligations hereunder, and no custom or practice of the Parties in variance with the terms hereof, shall constitute a waiver of any Party’s right to demand exact compliance with the terms hereof. Any written waiver shall be limited to those items specifically waived therein and shall not be deemed to waive any future breaches or violations or other non-specified breaches or violations unless, and to the extent, expressly set forth therein.

Section 8.8. Governing Law. This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the internal laws of the State of Delaware, without giving effect to provisions thereof regarding conflict of laws.

Section 8.9. Assignments. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, but will not be assignable or delegable by any Party without the prior written consent of the other Parties; provided, however, that nothing in this Agreement shall or is intended to limit the ability of Buyer to assign its rights or delegate its responsibilities, liabilities and obligations under this Agreement, in whole or in part, without the consent of Seller to (a) any Affiliate of Buyer, (b) any direct or indirect purchaser of all or substantially all of the assets of Buyer or (c) any lender to Buyer or any of its Affiliates as security for borrowings.

Section 8.10. Headings. The subject headings of Articles and Sections of this Agreement are included for purposes of convenience of reference only and shall not affect the construction or interpretation of any of its provisions.

Section 8.11. Consent to Jurisdiction; Service of Process; Waiver of Jury Trial. Any Proceeding arising out of or relating to this Agreement or any transaction contemplated hereby shall be brought exclusively in the Delaware Court of Chancery in New Castle County, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action, the United States District Court for the District of Delaware, and each of the Parties hereby submits to the exclusive jurisdiction of such courts for the purpose of any such Proceeding. A final judgment in any such Proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of this Agreement or the transactions contemplated hereby in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum or does not have jurisdiction over any Party. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth herein shall be effective service of process for any such Proceeding. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY FURTHER WAIVES ANY RIGHT TO SEEK TO CONSOLIDATE ANY PROCEEDING IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER PROCEEDING IN WHICH A JURY TRIAL CANNOT OR HAS NOT BEEN WAIVED. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED OR WARRANTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11.

Section 8.12. Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement and the Transaction Documents. In the event an ambiguity or question of intent or interpretation arises, this Agreement and the Transaction Documents shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement or any Transaction Document.

Section 8.13. Waiver of Bulk Sales Laws. Buyer and Seller hereby waive compliance in connection with the transactions contemplated by this Agreement or the Transaction Documents with the provisions of Article 6 of the Uniform Commercial Code as adopted in states where any of the Assets are located, and any other applicable bulk sales laws, in effect as of the date of the Closing; provided, however, that Seller shall fully indemnify, reimburse and hold harmless Buyer and its Affiliates against all Adverse Consequences which Buyer may suffer due to such non-compliance.

Section 8.14. Public Announcements. No Party shall make any public announcement or filing with respect to the transactions provided for herein without the prior written consent of Buyer and Seller, unless otherwise required by Law. Any press release or other announcement or notice regarding the transactions contemplated by this Agreement shall be a joint press release mutually agreed to in writing by Buyer and Seller.

Section 8.15. Interpretive Matters. Unless the context otherwise requires, (a) all references to Articles, Sections or Schedules are to Articles, Sections or Schedules in this Agreement, (b) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, (c) words in the singular or plural include the singular and plural, and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (d) whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “but not limited to” and (e) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean “if”. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter that the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant. All uses of “written” contained in Articles 3 and 4 shall be deemed to include information transmitted via electronic mail, facsimile or other electronic transmission. The Parties agree that any drafts of this Agreement or any Transaction Document prior to the final fully executed drafts shall not be used for purposes of interpreting any provision of this Agreement or any Transaction Document, and each of the Parties agrees that no Party, Indemnifying Party or Indemnified Party shall make any claim, assert any defense or otherwise take any position inconsistent with the foregoing in connection with any dispute or Proceeding among any of the foregoing or for any other purpose.

Section 8.16. Invalid Provisions. Without limiting Section 7.1(f), if any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

[Signature pages follow.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

SELLERS:

BOSS SECURITY SOLUTIONS, INC.

By:	/s/ Scott Ogur
Name:	Scott Ogur
Its:	CFO

SECURITY CONSULTANTS GROUP, LLC

By:	/s/ Scott Ogur
Name:	Scott Ogur
Its:	Managing Member

TAN’S INTERNATIONAL SECURITY, INC.

By:	/s/ Scott Ogur
Name:	Scott Ogur
Its:	CFO

TAN’S INTERNATIONAL LLC

By:	/s/ Scott Ogur
Name:	Scott Ogur
Its:	Managing Member

HELIX:

HELIX TECHNOLOGIES INC.

By:	/s/ Scott Ogur
Name:	Scott Ogur
Its:	CFO

Asset Purchase Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

BUYER:

INVICTA SECURITY CA CORPORATION

By:	/s/ Paul Ballenger
Name:	Paul Ballenger
Its:	Chief Executive Officer

INVICTA:

INVICTA SERVICES LLC

By:	/s/ Paul Ballenger
Name:	Paul Ballenger
Its:	President

Asset Purchase Agreement